SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.3)*

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                           Sales Online Direct, Inc.
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                               (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
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                        (Title of Class of Securities)

                                   794661108
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                                (CUSIP Number)

Alan Richard Sachs, Esquire; West Road Corporate Center; 110 West Road; Towson, MD 21204; (410) 847-9100
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    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 11, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 Pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

------------------------------------------------                                -------------------------------------------
CUSIP No. 794661108                                                                             Page   1   of  6    Pages
                                                                                                     -----    -----
------------------------------------------------                                -------------------------------------------

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1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marc L. Stengel
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |_|

                                                                                                         (1)
                                                                                                    (b) X
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3           SEC USE ONLY

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4           SOURCE OF FUNDS*                                                                        OO

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                               |_|
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6           CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America

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NUMBER OF                 7    SOLE VOTING POWER

SHARES                             11,084,119
                          -------------------------------------------------------------------------------------------------
BENEFICIALLY              8    SHARED VOTING POWER

OWNED BY                           -0-
                          -------------------------------------------------------------------------------------------------
EACH                      9    SOLE DISPOSITIVE POWER

REPORTING                          11,084,119
                          -------------------------------------------------------------------------------------------------

PERSON                    10   SHARED DISPOSITIVE POWER

WITH                               -0-
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 11,084,119
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                      |_|
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.5%
---------------------------------------------------------------------------------------------------------------------------





----------------------
1   Footnote 1 to Item 2 of the Cover Page of Stengel's Amendment No. 1 to
Stengel's Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission is incorporated by reference herein.



                                      2


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14          TYPE OF REPORTING PERSON*

                 IN
---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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                                 Schedule 13D


Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended March 31, 2001.

Item 2.  Interest in Securities of the Issuer

         (a) As of the close of business on June 11, 2001, Stengel beneficially owned 11,084,119 shares of the Common Stock of the Company, that represented as of the close of business on June 11, 2001, 19.5% of the issued and outstanding Common Stock of the Company, based on the 56,626,655 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended March 31, 2001.
         (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
         (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
         (e)  Not applicable.





                                      4
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 2001





                                      By:
                                         -----------------------------------
                                         Marc L. Stengel






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                                  SCHEDULE A

                    Schedule of Transactions in the Shares

 Name                             Date              No. of        Price Per
                                                  Shares Sold     Share(1)
------------------------------------------------------------------------------

Common Stock, Par Value          June 5, 2001         79,000          .050
$0.001 Per Share                                      66,000         0.055
                                 June 6, 2001          5,000         0.035
                                                       5,000         0.045
                                                       1,000         0.049
                                                       5,000         0.048
                                                       4,000         0.046
                                                      35,000         0.055
                                                      80,000         0.050
                                 June 7, 2001          8,000         0.046
                                                      55,000         0.051
                                                       5,000         0.0525
                                                      27,000         0.052
                                                      25,000         0.055
                                 June 8, 2001         65,000         0.049
                                                      30,000         0.046
                                                      10,000         0.050
                                June 11, 2001          5,000         0.057
                                                      55,000         0.050
                                                       5,000         0.048
                                                       4,000         0.046
                                                      26,000         0.047
                                                       5,000         0.045
                                                       6,000         0.044


--------------------------------------------------
1  Does not include brokerage commission.




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